[redacted]

09047396

JM

Johnson Matthey

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 12 2009
DIVISION OF TRADING & MARKETS

November 3, 2009

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70062760000337666629
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

SUPPL

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Press Release Applied Utility Systems, Inc. Acquisition Notification**	**01 Oct 2009**
2.	**Catalytic Solutions, Inc. Sale of Energy Systems Business**	**01 Oct 2009**
3.	**Notification of Major Interests In Shares**	**02 Oct 2009**
4.	**Notification of Major Interests In Shares**	**05 Oct 2009**
5.	**Notification of Transactions of Directors/Persons**	**06 Oct 2009**
6.	**Notification of Major Interests In Shares**	**15 Oct 2009**
7.	**Notification of Transactions of Directors/Persons**	**21 Oct 2009**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

2009 NOV 27 P 3:55
RECEIVED

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

dlw 11/30

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

For release at 7.00 am on Thursday 1st October 2009

Johnson Matthey Buys Applied Utility Systems

Johnson Matthey announced today that it has purchased the assets of Applied Utility Systems Inc. from Catalytic Solutions Inc. for US $8.5 million in cash plus US $1.5 million subject to certain contingencies.

Applied Utility Systems (AUS) is located in Southern California and employs 20 people. It designs and supplies selective catalytic reduction (SCR) systems for controlling emissions of oxides of nitrogen (NOx) in a wide range of applications. These include gas turbines for power generation, industrial boilers, steam generators and process heaters, all of which are subject to increasingly strict emissions standards around the world.

The acquisition of AUS establishes Johnson Matthey's Stationary Emissions Control (SEC) business as a SCR system supplier in these market segments, complementing its existing NOx emission control business activities for coal fired power plants, process industries and internal combustion engines for power generation and marine applications. It will enable Johnson Matthey to increase its sales of catalysts and emission control systems into the growing global market for NOx control and to expand the range of applications that its SEC business serves.

Commenting on the transaction, Neil Carson, Chief Executive of Johnson Matthey said: "The acquisition of Applied Utility Systems is a further step in our strategy of making bolt-on acquisitions in our core business area of environmental technologies. It will enhance the capability of our Stationary Emissions Control business to serve a greater range of applications for controlling harmful NOx emissions."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
Sally Jones	Public Relations Manager	020 7269 8407
Howard Lee	The HeadLand Consultancy	020 7367 5225
Dudley White	The HeadLand Consultancy	020 7367 5226

www.matthey.com

Regulatory Story

Go to market news section

Company	Catalytic Solutions, Inc.
TIDM	CTS
Headline	SALE OF ENERGY SYSTEMS BUSINESS
Released	07:00 01-Oct-2009
Number	0267A07

RNS Number : 0267A
Catalytic Solutions, Inc.
01 October 2009

For immediate release 1 October 2009

Catalytic Solutions, Inc.

(The "Company")

SALE OF ENERGY SYSTEMS BUSINESS

Catalytic Solutions, Inc. (AIM:CTS and CTSU), the company behind Mixed Phase Catalyst (MPC®) technology ("Company"), today announces that it has sold the principal assets and liabilities of its energy systems business, Applied Utility Systems, Inc. ("AUS"), to Johnson Matthey (LSE:JMAT).

Key terms of the transaction are as follows:

- A total sale price of US$10 million with US$8.5 million having been paid in cash at signing, US$0.5 million payable contingent

upon AUS being awarded certain projects and US$1.0 million retention against certain project and contract warranties and other obligations.

- Assets sold include contracts in progress, working capital, intellectual property relating to systems, trade marks and trade names. A settlement will be made between Johnson Matthey and the Company to reflect net working capital.

The Company purchased AUS, a provider of cost-effective, engineered solutions for the clean and efficient utilization of fossil fuels, in 2006. AUS provides emissions control and energy systems solutions for industrial and utility boilers, process heaters, gas turbines and generator sets used largely by major utilities, industrial process plants, OEMs, refineries, food processors, product manufacturers and universities. This business accounted for a loss of US$915,000 for the year ended 31 December 2008, including certain non-recurring expenses of US$530,000 and depreciation and amortization expenses of US$556,000.

Proceeds from the sale of AUS will enable the Company to pay down US$6.8 million of debt. Cycad Group LLC will be repaid the full US$3.3 million owed to them pursuant to a loan agreement with the Company and Fifth Third Bank will be repaid US$3.5 million of the approximately US$10.1 million owed to them pursuant to a loan agreement with the Company.

Following the transaction, Fifth Third Bank, as the Company's sole remaining secured lender, has agreed to extend forbearance on the remaining loan outstanding until 30 November 2009, subject to conditions typical for such forbearance. The Company previously announced on 30 June 2009 that it was in default under these two loan agreements and was negotiating with these lenders to extend forbearance in order to allow the Company to obtain funding. The Directors and management continue to pursue additional options to recapitalise the Company. Alternatives under consideration include the sale of Company stock and/or a sale of the Company's assets.

Following this transaction, the Company expects to have sufficient working capital to operate until the forbearance from Fifth Third Bank ends on 30 November 2009.

At this time the Company cannot provide any assurances that it will be successful in its continuing efforts to recapitalize the balance sheet or in its work with the lender on loan modifications. In the event that the Company is not successful in the immediate future, there is substantial doubt that the Company will be able to continue operations without filing a petition of bankruptcy. There can be no assurances that in that event the Company would be able to reorganize through bankruptcy, and it might be forced to effect a liquidation of its assets.

Commenting on the announcement, Charles F. Call, Chief Executive Officer of Catalytic Solutions, Inc. said: "We are pleased to complete this sale to Johnson Matthey. We believe that the energy systems business is on a firm foundation for future growth and will flourish under its new ownership. This transaction will give the Company more time in which to continue to pursue additional strategies to strengthen further the balance sheet and liquidity position."

For further details, please contact:

Catalytic Solutions, Inc.	**Canaccord Adams**	**Buchanan Communications**
Charlie Call, Chief Executive Officer Tel: +1 (805) 639-9463 Steve Golden, Chief Technical Officer Tel: +1 (805) 639-9464 Nikhil Mehta, Chief Financial Officer Tel: +1 (805) 639-9461	Robert Finlay Guy Blakeney Bhavesh Patel Tel: 020 7050 6500	Charles Ryland Ben Willey Christian Goodbody Tel: 020 7466 5000

About Catalytic Solutions, Inc.

Catalytic Solutions, Inc. is a global manufacturer and distributor of emissions control systems and products, focused in the heavy-duty diesel and light-duty vehicle markets. The Company's emissions control systems and products are designed to deliver high value to our customers while benefiting the global environment through air quality improvement, sustainability and energy efficiency. Catalytic Solutions, Inc. is listed on AIM of the London Stock Exchange (AIM: CTS and CTSU) and currently has operations in the USA, Canada, France, Japan and Sweden as well as an Asian joint venture. The Company's website is www.catalyticsolutions.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

DISMBBATMMIMMPL

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc

2 Reason for the notification:

An acquisition or disposal of voting rights

3 Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4 Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5 Date of the transaction (and date on which the threshold is crossed or reached if different):

30 September 2009

6 Date on which issuer notified:

1 October 2009

7 Threshold(s) that is/are crossed or reached:

From 4% - 3% (L&G)

8 Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

ORD GBP 1

Situation previous to the triggering transaction:

Number of shares: 8,869,492

Number of voting rights: 8,869,492

Resulting situation after the triggering transaction:

Number of shares (direct): 8,515,661

Number of voting rights (direct): 8,515,661

Number of voting rights (indirect):

% of voting rights (direct): 3.96%

% of voting rights (indirect):

Total voting rights: 8,515,661 (3.96%)

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (8,515,661 – 3.96% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,748,808 – 3.60% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (7,748,808 – 3.60% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

PROXY VOTING:

10 Name of the proxy holder:

N/A

11 Number of voting rights proxy holder will cease to hold:

N/A

12 Date on which proxy holder will cease to hold voting rights:

N/A

13 Additional Information:

Notification using the total voting rights figure of 214,675,736

14 Contact Name:
Angela Purtill, Deputy Company Secretary, Johnson Matthey plc
Contact Telephone Number:
020 7269 8461

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc

2 Reason for the notification:

An acquisition or disposal of voting rights

3 Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4 Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5 Date of the transaction (and date on which the threshold is crossed or reached if different):

1 October 2009

6 Date on which issuer notified:

5 October 2009

7 Threshold(s) that is/are crossed or reached:

From 3% - 4% (L&G)

8 Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

ORD GBP 1

Situation previous to the triggering transaction:

Number of shares: 8,515,661

Number of voting rights: 8,515,661

Resulting situation after the triggering transaction:

Number of shares (direct): 8,638,186

Number of voting rights (direct): 8,638,186

Number of voting rights (indirect):

% of voting rights (direct): 4.02%

% of voting rights (indirect):

Total voting rights: 8,638,186 (4.02%)

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (8,638,186 – 4.02% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,871,333 – 3.66% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (7,871,333 – 3.66% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

PROXY VOTING:

10 Name of the proxy holder:

N/A

11 Number of voting rights proxy holder will cease to hold:

N/A

12 Date on which proxy holder will cease to hold voting rights:

N/A

13 Additional Information:

Notification using the total voting rights figure of 214,675,736

14 Contact Name:
Angela Purtill, Deputy Company Secretary, Johnson Matthey plc
Contact Telephone Number:
020 7269 8461

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Share Nominees Limited

8. State the nature of the transaction:

Quarterly dividend reinvestment - PEP

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson 3

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£13.325

14. Date and place of transaction:

5 October 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson 173,857

16. Date issuer informed of transaction:

6 October 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
6 October 2009

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc

2 Reason for the notification:

An acquisition or disposal of voting rights

3 Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4 Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5 Date of the transaction (and date on which the threshold is crossed or reached if different):

13 October 2009

6 Date on which issuer notified:

14 October 2009

7 Threshold(s) that is/are crossed or reached:

From 4% - 3% (L&G)

8 Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

ORD GBP 1

Situation previous to the triggering transaction:

Number of shares: 8,638,186

Number of voting rights: 8,638,186

Resulting situation after the triggering transaction:

Number of shares (direct): 8,536,386

Number of voting rights (direct): 8,536,386

Number of voting rights (indirect):

% of voting rights (direct): 3.97%

% of voting rights (indirect):

Total voting rights: 8,536,386 (3.97%)

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (8,536,386 – 3.97% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,769,533 – 3.61% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (7,769,533 – 3.61% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

PROXY VOTING:

10 Name of the proxy holder:

N/A

11 Number of voting rights proxy holder will cease to hold:

N/A

12 Date on which proxy holder will cease to hold voting rights:

N/A

13 Additional Information:

Notification using the total voting rights figure of 214,675,736

14 Contact Name:
Angela Purtill, Deputy Company Secretary, Johnson Matthey plc
Contact Telephone Number:
020 7269 8461

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
S Farrant
N P H Garner
G P Otterman
L C Pentz
W F Sandford
I F Stephenson
J F Walker
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	24
S Farrant	24
N P H Garner	24
G P Otterman	24
L C Pentz	24
W F Sandford	24
I F Stephenson	24
J F Walker	24
N Whitley	27

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£14.55496

14. Date and place of transaction:

14 October 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	173,881
L C Pentz	24,796
W F Sandford	4,722

16. Date issuer informed of transaction:

21 October 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8400

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
21 October 2009